UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check one) X Form 10-K  _Form 20-F  _Form 11-K  _Form 10-Q _Form N-SAR

For the Period Ended: December 31, 1996

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

Full Name of Registrant: World Access, Inc.

Former Name if Applicable: Restor Industries, Inc.

Address of Principal Executive Office

(Street and Number):          945 E. Paces Ferry Road., Suite 2240
(City, State and Zip Code):   Atlanta, GA  30326


PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (x)


(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10K for December 31, 1996 could not be filed within the Commission's prescribed time period without unreasonable effort or expense due to the significant time and efforts required resulting from the acquisition of Cellular Infrastructure Supply, Inc. which was completed on March 27, 1997.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark A. Gergel              (404)            231-2025
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     X Yes    _ No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     X Yes  _ No

     If so, attach an explanation of the anticipated change, both narratively and quntitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Company's fourth quarter 1996 financial results were significantly improved over the comparable periods in 1995. Please refer to the Company's January 28, 1997 press release attached hereto that discusses the improvement in results and discloses selected financial data.

                     SUMMARY: WORLD ACCESS, INC. REPORTS RECORD FOURTH QUARTER RESULTS

                     CONTACT: Steven A. Odom Chairman & CEO Hensley E. West President & COO Mark A. Gergel Executive VP & CFO
                                        (404) 231-2025

FOR IMMEDIATE RELEASE

ATLANTA, GEORGIA -- JANUARY 28,1997 -- WORLD ACCESS, INC. (NASDAQ:WAXS), announced today that its fourth quarter 1996 sales were $14,624,673 as compared to $14,100,040 in the comparable 1995 period. Excluding a $5.8 million sale of distributed products to one customer in the fourth quarter of 1995, the Company's fourth quarter 1996 sales increased by approximately $6.3 million, or 75 %.

For the three months ended December 31, 1996, the Company realized net income of $2,507,134, a 79% increase over the $1,402,706 in net income for the comparable 1995 period. Net income for both periods was $.15 per share. Weighted average shares outstanding were approximately 17.0 million in the fourth quarter of 1996 as compared to 11.7 million in the fourth quarter of 1995.

Total sales for 1996 were $51,000,202, a 69.2 % increase over the $30,138,489 in total sales for 1995. Net income for 1996 was $6,778,542, an approximately $5.6 million or 478 % increase over 1995 net income of $1,172,443. The Company's 1996 net income was $.46 per share versus $.12 per share for 1995, despite a 5.3 million increase in weighted average shares outstanding and the recording of income tax expense during 1996.

Steven A. Odom, Chairman and Chief Executive Officer, said "We are extremely pleased to report record sales and net income for World Access for the fourth quarter of 1996 and the year ended December 31, 1996. The $20.9 million increase in total sales during 1996 is a result of both acquisitions (approximately 57 % of the increase) and internal growth initiatives (43 % of the increase). The Company has acquired three businesses since mid-1995 to broaden its line of switching, transmission and access products, enhance its product development capabilities and strengthen its technical base. AIT, a full service provider of switching systems and related equipment, Westec Communications, a manufacturer, installer and repair agent for wireless cable television and telecommunications products and Sunrise Sierra, a manufacturer of intelligent telecommunications access products, have all benefited from the Company's broad range of complementary support services, extensive customer base and ability to provide working capital. In turn, each of these acquisitions have significantly contributed to the Company's sales growth and improved financial performance."

"As a result of increased product sales, a reduced dependency upon distributed products sold and improved efficiencies in the Company's operations, the Company's overall gross profit margins increased from 21.1 % in 1995 to 29.4 % in 1996. The gross profit margin realized on product sales only in the fourth quarter of 1996 was 42.8 %. The Company expects that product sales, which represented approximately 70% of total sales during the fourth quarter, will comprise a larger percentage of total sales over the next 12 to 18 months as new products are acquired, licensed and/or internally developed. For this reason, as well as general economies of scale associated with forecasted sales growth and improved utilization of the Company's Orlando, Florida manufacturing facility, further improvements in gross profit margins are expected during 1997."

"On the product development front during 1996, we were successful in executing two significant long-term technology license agreements that grant the Company the right to engineer, manufacture, market and sell a new modular, digital central office switch and a number of complementary CDMA-based wireless communications products, most notably our recently introduced fixed wireless local loop product line. The switch, which will be marketed as the World Access Compact Digital Exchange(TM) ("CDX"), has been designed using advanced microprocessor based technology which permits the provision of complete telephony services including local, tandem and/or toll applications. The current CDX configuration supports applications up to 4,000 subscriber lines and will be expandable to larger applications through future software enhancements. The Company's local loop product is a low cost, fixed wireless point-to-multipoint system that allows two way voice and data transmission utilizing proprietary CDMA radio technology."

"The CDX switch and the fixed wireless local loop product for the first time provide World Access with an integrated family of proprietary switching and wireless access products. Our initial targeted market for these products is Latin America and the Caribbean Basin, where there is significant pent-up demand for low cost, modular, next generation technology products such as compact, modular digital central office switches and fixed wireless local loop systems. Both of the new World Access products were specifically designed to be compatible with international standards and meet unique customer requirements such as flexible programming, modular design, small physical size and tolerance of a wide range of environmental conditions. World Access has been aggressively marketing telecommunications products and services into these markets during the past several years, which we are optimistic will streamline the successful deployment of these new products and technology during 1997."

Mr. Odom added, "In addition to the growth in our sales and profits, we were also successful during 1996 in significantly strengthening the Company's balance sheet. In October, World Access received a net $25.3 million in new capital from a secondary public offering of its common stock underwritten by The Robinson-Humphrey Company, Inc., Wheat First Butcher Singer and Interstate/Johnson Lane Corporation. The first $3.9 million of these funds was immediately used to pay off all the Company's outstanding bank debt. As of December 31, 1996, the Company has approximately $22.5 million in cash and a new $10 million revolving line of credit available to support the Company's future internal and external growth initiatives."

"We believe the Company is now well positioned financially and operationally to pursue additional business opportunities in the worldwide telecommunications marketplace. The switching and access equipment business and expertise brought to the Company by AIT and Sunrise Sierra, sixteen years of wireless technology experience contributed by Westec, traditional repair, refurbishment and electronic manufacturing services of our Restor Industries Division, a solid balance sheet and a highly experienced board of directors and management team will allow us to offer low-cost, high quality, comprehensive product and service solutions to an increasing number of U.S and international companies providing telecommunications, data and video services."

"Finally, in an effort to support the Company's goal to maximize profitability and further align management and shareholder long-term interests, a voluntary salary investment program was recently implemented, whereby 75 salaried employees have voluntarily agreed to invest approximately $900,000, or an average 17 %, of their 1997 salaries. In exchange for this foregone compensation, employees received stock options to purchase World Access common stock at current market prices. The uniqueness of this program is that the stock options vest only if specific financial and operational objectives are met by the Company in 1997. The employees may also be repaid a portion of the salary invested, but only if World Access achieves pre-tax income for 1997 in excess of $13 million, an approximately 73 % increase over the pre-tax income realized in 1996."

World Access, Inc. develops, manufactures and markets wireline and wireless switching, transmission and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The Company offers digital switches, fixed wireless local loop systems, intelligent multiplexers, protection switching equipment, digital loop carriers, microwave and millimeterwave radio equipment and other wireless communications products. To support and complement its product sales, the Company also provides its customers with a broad range of design, manufacturing, testing, installation, repair and other value-added services. The Company is headquartered in Atlanta, Georgia and conducts its operations from facilities in Orlando, Florida; Lakeland, Florida; Dallas, Texas; Scottsdale, Arizona; Livermore, California and South Bend, Indiana.

                                 (TABLE FOLLOWS)

       Except for any historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties which are described in the Company's SEC reports, including the Company's Annual Report on Form 10-K for the year ended December 31, 1995, the Company's Quarterly Reports on Form
      10-Q, as amended, for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996, and the Company's Registration Statement on
                            Form S-3 (No. 333-07087).


"World Access, Inc. and Subsidiaries"

Consolidated Balance Sheets

                                   December 31             December 31
                                      1996                    1995
                                  -------------          -------------
                                   (Unaudited)
ASSETS
Current Assets
  Cash and equivalents            $  22,480,082          $   1,886,819
  Accounts receivable                 9,651,884              9,648,817
  Inventories                        10,657,412              4,549,721
  Notes receivable
   from stockholders                     ---                 3,879,728
  Other current assets                2,281,580                688,367
                                  -------------          -------------
       Total Current Assets          45,070,958             20,653,452
Property and equipment                2,657,661              2,062,749
Technology licenses                     907,489                 ---
Intangible assets                     9,654,342              5,084,184
Other assets                          1,321,683                714,848
                                  -------------          -------------
       Total  Assets              $  59,612,133          $  28,515,233
                                  =============          =============


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term debt                 $      ---              $  5,385,220
  Accounts payable                    3,756,722              3,648,734
  Accrued payroll and benefits        1,605,840                731,659
  Other accrued liabilities           1,747,152                665,585
                                  -------------          -------------
       Total Current Liabilities      7,109,714             10,431,198
Long-term debt                           ---                 3,750,000
                                  -------------          -------------
       Total Liabilities              7,109,714             14,181,198
                                  -------------          -------------
Stockholders' Equity                 52,502,419             14,334,035
                                  -------------          -------------
       Total Liabilities and
       Stockholders' Equity       $  59,612,133          $  28,515,233
                                  =============          =============




"World Access, Inc. and Subsidiaries"

Summary Consolidated Financial Data



                                   Quarter  Ended December 31        Year Ended December 31
                                -------------    -------------    -------------    -------------
                                      1996             1995             1996            1995
                                -------------    -------------    -------------    -------------
                                  (Unaudited)      (Unaudited)
Sales of products               $  10,249,314    $  10,522,020    $  34,411,079    $  17,383,904
Service revenues                    4,375,359        3,578,020       16,589,123       12,754,585
                                -------------    -------------    -------------    -------------
  Total Sales                      14,624,673       14,100,040       51,000,202       30,138,489

Cost of products sold               5,863,765        8,419,524       21,485,696       12,657,218
Cost of services                    3,972,236        2,996,299       14,519,917       11,118,411
                                -------------    -------------    -------------    -------------
  Total Cost of Sales               9,836,001       11,415,823       36,005,613       23,775,629
                                -------------    -------------    -------------    -------------
  Gross Profit                      4,788,672        2,684,217       14,994,589        6,362,860

Engineering and development           273,958          125,558          891,959          577,299
Selling, general
  and administrative                1,841,959        1,017,727        6,210,324        3,124,559
Amortization of goodwill              169,613           90,558          533,919          157,394
                                -------------    -------------    -------------    -------------
    Operating Income Before
    Special Charges                 2,503,142        1,450,374        7,358,387        2,503,608

Special  Charges                       ---              ---              ---             980,000
                                -------------    -------------    -------------    -------------
  Operating Income                  2,503,142        1,450,374        7,358,387        1,523,608

Net interest income (expense)         269,182          (51,377)         100,346         (370,977)
Other income                           21,849            3,709           64,878           19,812
                                -------------    -------------    -------------    -------------
  Income Before Income Taxes        2,794,173        1,402,706        7,523,611        1,172,443

Income taxes                          287,039          ---              745,069           ---
                                -------------    -------------    -------------    -------------
  Net Income                    $   2,507,134    $   1,402,706    $   6,778,542     $  1,172,443
                                =============    =============    =============    =============

Net Income Per Common Share     $         .15    $         .15    $         .46     $        .12
                                =============    =============    =============    =============

Weighted Average
Shares Outstanding                 16,967,420       11,701,717       14,423,840        9,083,260
                                =============    =============    =============    =============


World Access, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 1997             By: /s/ Mark A. Gergel
                                    -------------------------
                                     Mark A. Gergel
                                     Executive Vice President and
                                     Chief Financial Officer